UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CANNAE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Cannae Common Stock, $0.0001 par value

(Title of Class of Securities)

13765N107

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

1701 Village Center Circle

Las Vegas, Nevada 89134

(702) 323-7330

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On February 21, 2024, Cannae Holdings, Inc. (the “Company”) issued its quarterly letter to shareholders announcing its financial results for the fourth quarter ended December 31, 2023, including its announcement that the Company intends to commence, by early March 2024, a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase for cash up to $200 million of shares of its Common Stock, par value $0.0001 per share, at a price per share of not less than $20.75 and not greater than $23.75. A copy of the letter to shareholders is attached as Exhibit 99.1.

Important Information

This filing on Schedule TO is not a recommendation to buy or sell any securities of the Company and does not constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. The Tender Offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the Tender Offer on the terms described in this filing on Schedule TO or at all. The Tender Offer will be made only pursuant to an offer to purchase and related materials that the Company expects to distribute to its shareholders and file with the Securities and Exchange Commission (the “SEC”) upon commencement of the expected Tender Offer. If the Tender Offer is commenced as expected, shareholders should read carefully the Tender Offer Statement on Schedule TO, the offer to purchase and related materials because they will contain important information, including the various terms of, and conditions to, the Tender Offer. If the Tender Offer is commenced as expected, shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase and other documents that the Company expects to file with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated Tender Offer, which will be identified in the materials filed with the SEC at the commencement of the expected Tender Offer.

Forward-Looking Statements and Risk Factors

This filing on Schedule TO contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding the Company’s expectations, hopes, intentions, or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the intended commencement of the Tender Offer; changes in general economic, business and political conditions, including changes in the financial markets and changes in macroeconomic conditions resulting from the outbreak of a pandemic or escalation of the current conflicts in Ukraine and the Middle East; risks associated with the Investment Company Act of 1940; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to the Company’s traditional areas of focus, or difficulties in integrating acquisitions; significant competition that the Company’s operating subsidiaries face; risks related to the externalization of certain of the Company’s management functions to an external manager; and other risks.

This filing on Schedule TO should be read in conjunction with the risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-Q,10-K and other filings with the SEC.

Item 12. Exhibits

Exhibit No.	Description
99.1	Letter to Shareholders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CANNAE HOLDINGS, INC.

Date: February 21, 2024	By:	/s/Bryan D. Coy
Name: Bryan D. Coy Title: Chief Financial Officer